File Number 082-02819

05011927

3 October 2005

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SEC MAIL PROCESSING RECEIVED OCT 11 2005 WASH, D.C. 199 SECTION

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of two Stock Exchange Announcements released on 30 September 2005 and 3 October 2005.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED OCT 21 2005 THOMSON FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2005\ZC - SEC - Non-exec shares and Trading Statement - 3Oct05.doc

Severn Trent Plc (the "Company") announces that, as part of the ongoing remuneration arrangements for certain of its non-executive directors, the following ordinary shares of $65^{5/19}$ pence each in the Company have been purchased:

Name	Date of Purchase	No. of Shares Bought	Price (pence)	Total Shareholding Following this Purchase
M L Cassoni (Ms)	30 September 2005	106	995	920
Sir John Egan	30 September 2005	1,253	995	7,288
M C Flower	30 September 2005	290	995	2,363
M J Houston	30 September 2005	90	995	1,403
F A Osborn	30 September 2005	163	995	1,635

www.severntrent.com

SEVERN TRENT
PRE-CLOSE PERIOD TRADING STATEMENT
3 October 2005

Severn Trent is issuing the following trading update ahead of the close period prior to the announcement of results on 6 December 2005 for the six months ending 30 September 2005.

The Board considers that overall the Group has delivered a satisfactory first half-year performance that is consistent with its expectations for the full year.

The results will be prepared under IFRS. Severn Trent's announcement on 19 September 2005 outlined the impact of IFRS on Severn Trent's 2004/05 interim and full year profit and loss account and balance sheet and provided important context and information relevant to this trading statement. For convenience, an extract from the business segment analysis from that announcement for the first 6 months to 30 September 2004 is set out in footnote 4 below.

In the first half-year Severn Trent Water has made a good start to the AMP4 period. It has benefited from a 15.2% increase in prices (including inflation) from 1 April 2005. Its operating costs are being well managed in line with its plan. Severn Trent Water is expanding its infrastructure maintenance programme and activity levels are progressively increasing through the year. As a result the first half expenditure for 2005/06 of around £36m for such maintenance is currently programmed to contribute approximately one-third of the total expenditure for the year.

Biffa's total PBIT is expected to be broadly similar to its performance in the first six months of the 2004/05 financial year. In the UK collection division profitability has improved. In the UK landfill division profitability was maintained by higher prices offsetting the expected reduction in volumes from the first half last year. There was a disappointing first half in Belgium.

Laboratories' total PBIT has improved from the level of the second half of 2004/05 but is expected to be around 25% lower than the first half 2004/05. Cost reduction measures are being implemented to counter the difficult market conditions in the US while in the UK performance has been strong.

Services' total PBIT (which under IFRS now excludes the contribution from its associate Aquafin) is expected to be around the result achieved for the second half 2004/05, with its Water Purification and Operating Services all performing well.

Net debt at the half year is expected to be around £3.0 billion.

ENQUIRIES MONDAY 3 OCTOBER 2005:

Mark Wilson Group Finance Director	Severn Trent	0207 233 3914
Julian Wais Head of Investor Relations	Severn Trent	0207 233 3914
Peter Gavan Director of Corporate Affairs	Severn Trent	07901 517 447
Simon Holberton	Brunswick Group	0207 404 5959

AFTER 3 OCTOBER 2005:

Mark Wilson : 0121 722 4267
Julian Wais : 07899 066 242
Peter Gavan : 0121 722 4310

Footnotes:

1 The financial statements presented have been prepared in accordance with IFRS, as endorsed by the EU or where there is a reasonable expectation of endorsement by the EU before the group prepares its first annual accounts in accordance with IFRS for the year ending 31 March 2006, and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor body. The group's IFRS accounting policies are set out on pages 12 to 22 of its statement of 19 September 2005.

2 PBIT is profit before interest and tax and excluding exceptional items. In this context exceptional items means material restructuring, termination and disposal items.

3 Under IFRS, infrastructure maintenance expenditure in Severn Trent Water is now prepared under IAS16, rather than FRS15. IAS16 provides that additional depreciation be charged on the infrastructure assets and that the infrastructure maintenance expenditure be charged as an expense as incurred. FRS15 provided that the infrastructure maintenance expenditure be charged on an average expenditure basis over the entire AMP period. This means reported earnings will now be directly affected by changes between periods for the actual levels of expenditure incurred for such maintenance.

4 The IFRS PBIT Business Segment Analysis extracted from the 19 September 2005 announcement for six months ended 30 September 2004 is as follows:

	September 2004 IFRS £m
Group PBIT	
Water and sewerage	176.4
Waste management	43.9
Laboratories	10.0
Water purification and operating services	3.4
Other businesses	(0.9)
Unrealised profit on inter-segment trading	0.2
Corporate overheads	(10.6)
	222.4

5 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).